Chapman and Cutler LLP
                             111 West Monroe Street
                             Chicago, Illinois 60603


                                  June 4, 2014


Mr. Edward Bartz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549


                 Re: Guggenheim Defined Portfolios, Series 1188
        Income & Treasury Limited Duration Portfolio of Funds, Series 37
                       File Nos. 333-195406 and 811-03763

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Dear Mr. Bartz:

     This letter is in response to your comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 1188, filed on April 21, 2014 with the Securities and Exchange Commission (the "Commission"). The registration statement offers the Income & Treasury Limited Duration Portfolio of Funds, Series 37 (the "Trust"). Please note that the Trust has changed its name from "Income & Treasury Limited Duration Portfolio of Funds, Series 35" to "Income & Treasury Limited Duration Portfolio of Funds, Series 37."

PROSPECTUS

Investment Summary -- Security Selection

     1. In the second paragraph, please add "substantially all of their assets" after "shares of Closed-End Funds that invest."

     Response: The disclosure has been revised as requested.

     We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact the undersigned at (312) 845-3484.

                                                       Very truly yours,

                                                       CHAPMAN AND CUTLER LLP

                                                       By /s/ Morrison C. Warren
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                                                          Morrison C. Warren